Exhibit 1

Notice

Robert Bilkovski, MD, MBA President RNB Ventures Consulting Inc. 12191 W. Linebaugh Avenue Unit 687
Tampa, FL 33626

January 23, 2023

Qualis Innovations, Inc.

225 Wilmington West Chester Pike

Suite 200 # 145

Chadds Ford, Pennsylvania 19317

Re: Resignation as a Member of the Board of Directors and as an Officer

Ladies and Gentlemen:

Please be advised that I hereby resign from any and all offices I may hold with the Company, including as Chief Scientific Officer of the Company, and any of its subsidiaries, if any, effective as of 04:00 p.m. Eastern Time on the date first written above (the “Effective Time”).

I expect that all of my rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors and officers of the Company (and its subsidiaries, as applicable) as provided in the Company’s (and its subsidiaries, as applicable) certificate of incorporation and bylaws shall continue in full force and effect in accordance with their terms and the Company (and its subsidiaries, as applicable) shall honor such rights. In addition, I expect that the Company will maintain appropriate levels of directors and officers insurance policies in full force and effect at all times and, if appropriate, purchase tail policies.

Sincerely,

/s/ Robert Bilkovski, MD, MBA
Robert Bilkovski, MD, MBA

RNB Ventures Consulting Inc.

12191 W. Linebaugh Ave. Unit 687

Tampa, FL 33626